Sesen Bio, Inc.

245 First Street, Suite 1800

Cambridge, MA 02142

May 13, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deanna Virginio

Re:	Sesen Bio, Inc.
Registration Statement on Form S-3
Filed May 10, 2021
File No. 333-255943

Request for Acceleration of Effective Date

Dear Ms. Virginio:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sesen Bio, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Daylight Time, on May 14, 2021, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

Very truly yours,

Sesen Bio, Inc.

/s/ Thomas R. Cannell, D.V.M.
By:	Thomas R. Cannell, D.V.M.
Title:	President and Chief Executive Officer